UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification Of Late Filing

SEC File Number 001-40914

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

PART I: REGISTRANT INFORMATION

FINTECH ECOSYSTEM DEVELOPMENT CORP.

Full Name of Registrant

N/A

Former Name if Applicable

100 Springhouse Drive, Suite 204

Address of Principal Executive Office (Street and Number)

Collegeville, PA 19426

City, State and Zip Code

PART II: RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III: NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FINTECH ECOSYSTEM DEVELOPMENT CORP. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Quarterly Report”) by November 14, 2023, filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling the required information to complete the Quarterly Report, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the quarter ended September 30, 2023, to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV: OTHER INFORMATION

(1)	Name and telephone number of person(s) to contact in regard to this notification

Saiful Khandaker	610	226-8101
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

YES ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fintech Ecosystem Development Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Fintech Ecosystem Development Corp.

Dated: November 14, 2023	By:	/s/ Saiful Khandaker
	Name:	Saiful Khandaker
	Title:	Chief Executive Officer

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